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                                                                     Exhibit 5.1

                               [Ropes & Gray LLP]



                                  July 30, 2004

Mojave Therapeutics Inc.
P.O. Box 244
Hawthorne, New York 10532

Ladies and Gentlemen:

      This opinion is being furnished to you pursuant to Section 6.5 of the Asset Purchase Agreement dated as of July 30, 2004 (the "Agreement"), between Antigenics Inc., a Delaware corporation (the "Buyer"), and Mojave Therapeutics, Inc. (the "Seller"), a Delaware corporation. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Agreement.

      We have acted as counsel to the Buyer in connection with the Agreement.

      We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Buyer, public officials and other appropriate persons.

      We express no opinion as to the laws of any jurisdiction other than those of The Commonwealth of Massachusetts, the General Corporation Law of the State of Delaware and the federal laws of the United States of America. We call your attention to the fact that the Agreement provides that it is to be construed in accordance with and governed by the laws of New York. With your consent, we render this opinion as if the Agreement were governed by the internal laws of The Commonwealth of Massachusetts.

      Based upon and subject to the foregoing and subject to the additional qualifications set forth below, we are of the opinion that:

      1. The Buyer is a corporation validly existing and in good standing under the laws of the State of Delaware and has the corporate power to execute and deliver the Agreement and to perform its obligations thereunder.

      2. The Buyer has duly authorized, executed and delivered the Agreement and (subject to the qualifications set forth in the unnumbered paragraphs at the end hereof) the Agreement constitutes the Buyer's valid and binding agreement and is enforceable against the Buyer in accordance with its terms.

      3. When issued to the Seller in accordance with the terms of the Agreement, the shares of Buyer Common Stock included in the Consideration will be duly authorized, validly issued, fully paid and non-assessable.

      Our opinion that the Agreement constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application relating to or affecting the rights and remedies of creditors and secured parties, and (ii) general principles of equity. As contemplated by the qualification set forth in clause (i) of the preceding sentence, we are expressing no opinion as to Federal or state laws relating to fraudulent transfers.

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Furthermore, we express no opinion (a) as to the indemnification and contribution provisions in the Agreement or (b) as to either Release.

      This letter is provided solely for your benefit and may not be relied upon by any other party, or in connection with any transaction other than the Sale, without our prior written consent.

                                      Very truly yours,

                                      /s/ Ropes & Gray LLP
                                      --------------------
                                      Ropes & Gray LLP